Filed pursuant to Rule 424(b)(7)
Registration No. 333-173416

806,265 Shares

Common Stock

This prospectus relates to the disposition from time to time of up to 806,265 shares of our common stock, which are held by the selling securityholders named in this prospectus. The selling securityholders acquired these shares in connection with our acquisition of the assets of Celestial Semiconductor, Ltd., a privately held Cayman Island company, pursuant to an Asset Purchase Agreement, dated January 31, 2011. We are registering the shares as required by a Shareholders Agreement, dated March 4, 2011, we entered into with the selling securityholders (the “Shareholders Agreement”), but the registration of the shares does not necessarily mean that any of such shares will be offered or sold by the selling securityholders. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling securityholders.

The selling securityholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 25. We will not be paying any underwriting discounts or commissions in this offering.

The common stock is traded on The NASDAQ Global Market under the symbol “CAVM.” On June 8, 2011, the reported closing price of the common stock was $41.05 per share.

An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors”

beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2011.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling securityholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, including our condensed consolidated financial statements and the related notes, before making an investment decision.

Cavium Networks, Inc.

We are a provider of highly integrated semiconductor processors that enable intelligent processing for networking, communications, storage, wireless, security, video and connected home and office applications. We refer to our products as enabling intelligent processing because they allow customers to develop networking, wireless, storage and electronic equipment that is application-aware and content-aware and securely processes voice, video and data traffic at high speeds. Our products also include a rich suite of embedded security protocols that enable unified threat management, or UTM, secure connectivity, network perimeter protection, Deep Packet Inspection or DPI, network virtualization, broadband gateways, third generation/fourth generation or 3G/4G wireless infrastructure, storage systems, wireless High-Definition Multimedia Interface or HDMI cable replacement and embedded video applications. Our products are systems on a chip, or SoCs, which incorporate single or multiple processor cores, a highly integrated architecture and customizable software that is based on a broad range of standard operating systems. As a result, our products offer high levels of performance and processing intelligence while reducing product development cycles for our customers and lowering power consumption for end market equipment. We focus our resources on the design, sales and marketing of our products, and outsource the manufacturing of our products.

We generate the majority of our net revenue from sales of our products to providers of networking equipment that sell into the enterprise network, data center, broadband and consumer, access and service provider markets. Our products are used in a broad array of networking equipment, including routers, switches, content-aware switches, UTM and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, wireless local area network, or WLAN, and 3G/4G WiMax/Long Term Evolution, or LTE access, aggregation and gateway devices, storage networking equipment, servers and intelligent network interface cards, Internet protocol, or IP surveillance systems, digital video recorders, wireless HDMI cable replacement systems, video conferencing systems and connected home and office equipment such as print servers, wireless routers and broadband gateways. The acquisition of MontaVista Software, Inc. (“MontaVista”) in December 2009 complements our broad portfolio of multi-core processors to deliver integrated and optimized hardware and software embedded solutions to the market. Our MontaVista software products generate a majority of revenue from sales of software subscriptions of embedded Linux operating system, related development tools, support and professional services.

We were incorporated in California in November 2000 and reincorporated in Delaware in February 2007. Our principal executive offices are located at 805 East Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 623-7000. Our web site address is www.caviumnetworks.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Cavium Networks,” “company,” “we,” “us” and “our” refer to Cavium Networks, Inc. and its wholly-owned subsidiaries on a consolidated basis.

Cavium Networks and the Cavium Networks logo are trademarks of Cavium Networks, Inc. This prospectus also includes other trademarks of Cavium Networks, Inc. and trademarks of other persons.

The Offering

The following is a brief summary of the offering. You should read the entire prospectus carefully, including “Risk Factors” and the information, including financial information relating to Cavium Networks included in our filings with the Securities and Exchange Commission, or SEC, and incorporated in this document by reference.

Common stock to be offered by the selling securityholders	806,265 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

NASDAQ Global Market Symbol	CAVM

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

2.

RISK FACTORS

The following risks and uncertainties may have a material adverse effect on our business, financial condition or results of operations. Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.

Risks Related to Our Business and Industry

We have a limited history of profitability, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2000. Our first quarter of profitability since then was the quarter ended September 30, 2007 and we remained profitable until the quarter ended December 31, 2008. We incurred a net loss of $21.4 million for the year ended December 31, 2009 and have been profitable since the quarter ended June 30, 2010. For the year ended December 31, 2010, we recognized net income of $37.1 million. As of December 31, 2010, our accumulated deficit was $41.5 million. We expect to make significant expenditures related to the development of our products and expansion of our business, including research and development and sales and administrative expenses. As a public company, we also incur significant legal, accounting and other expenses. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, we may have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods may not be sustainable. Accordingly, we may not be able to maintain or achieve profitability and we may incur losses in the future.

We face intense competition and expect competition to increase in the future, which could reduce our revenue and customer base.

The market for our products is highly competitive and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share or expected market share, any of which would likely seriously harm our business, operating results and financial condition. For instance, semiconductor products have a history of declining prices as the cost of production is reduced. However, if market prices decrease faster than product costs, gross and operating margins can be adversely affected. Currently, we face competition from a number of established companies, including Broadcom Corporation, Freescale Semiconductor, Inc., Intel Corporation, Marvell Technology Group Ltd., PMC-Sierra, Inc., and NetLogic Microsystems, Inc. In addition, in the video capture, process and display market segments we consider our competition to be companies that provide video encode and decode solutions, including Texas Instruments’ digital signal processors and SOCs for H.264 encoding and Amimon for wireless replacement of HDMI cables and wireless video displays.

A few of our current competitors operate their own fabrication facilities and have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

We expect increased competition from other established and emerging companies both domestically and internationally. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. In the future, further development by our competitors could cause our products to become obsolete. We expect continued competition from incumbents as well as from new entrants into the markets we serve. Our ability to compete depends on a number of factors, including:

•	our success in identifying new and emerging markets, applications and technologies;

3.

•	our products’ performance and cost effectiveness relative to that of our competitors’ products;

•	our ability to deliver products in large volume on a timely basis at a competitive price;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit design and application engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

In addition, we cannot assure you that existing customers or potential customers will not develop their own products, purchase competitive products or acquire companies that use alternative methods to enable networking, communication or security applications to facilitate network-aware processing in their systems. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory.

We generally do not obtain firm, long-term purchase commitments from our customers. Because production lead times often exceed the amount of time required to fulfill orders, we often must build in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our demand forecast accuracy can be adversely affected by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, adverse changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not build enough products, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers dramatically increase their requested production quantities with little or no advance notice. If we do not timely fulfill customer demands, our customers may cancel their orders. Either underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory, which could harm our operating results, cash flow and financial condition, as well as our relationships with our customers.

Adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our operating results.

As our business has grown to both customers located in the United States as well as customers located outside of the United States, we have become increasingly subject to the risks arising from adverse changes in both the domestic and global economic and political conditions. For example, the direction and relative strength of the U.S. and international economies remains uncertain due to softness in the housing markets, difficulties in the financial services sector and credit markets and continuing geopolitical uncertainties. If economic growth in the United States and other countries’ economies continues to slow, the demand for our customer’s products could decline, which would then decrease demand for our products. Furthermore, if economic conditions in the countries into which our customers sell their products continue to deteriorate, some of our customers may decide to postpone or delay certain development programs, which would then delay their need to purchase our products. For example, the recent earthquake and tsunami that occurred in Japan in March 2011 has significantly impacted Japan’s economy and may adversely impact sales of our products to customers in Japan or sales of our products that are dependent upon our partners or suppliers located in Japan. This could result in a reduction in sales of our products or in a reduction in the growth of our product sales. Any of these events would likely harm investors view of our business, and our results of operations and financial condition.

4.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition.

We receive a substantial portion of our revenues from a limited number of customers. We received an aggregate of approximately 41%, 52% and 57% of our net revenues from our top five customers for the years ended December 31, 2010, 2009 and 2008, respectively. We anticipate that we will continue to be dependent on a limited number of customers for a significant portion of our revenues in the immediate future and in some cases the portion of our revenues attributable to certain customers may increase in the future. However, we may not be able to maintain or increase sales to certain of our top customers for a variety of reasons, including the following:

•	our agreements with our customers do not require them to purchase a minimum quantity of our products;

•	some of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty; and

•	many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers’ decisions to purchase our products.

In the past, we have relied in significant part on our strategic relationships with customers that are technology leaders in our target markets. We intend to continue expanding such relationships and forming new strategic relationships but we cannot assure you that we will be able to do so. These relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet their tight development schedules. Accordingly, we may have to devote a substantial amount of our resources to our strategic relationships, which could detract from or delay our completion of other important development projects. Delays in development could impair our relationships with our other strategic customers and negatively impact sales of the products under development. Moreover, it is possible that our customers may develop their own product or adopt a competitor’s solution for products that they currently buy from us. If that happens, our sales would decline and our business, financial condition and results of operations could be materially and adversely affected.

In addition, our relationships with some customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

We expect our operating results to fluctuate.

We expect our revenues and expense levels to vary in the future, making it difficult to predict our future operating results. In particular, we experience variability in demand for our products as our customers manage their product introduction dates and their inventories. Given the current global economic uncertainty, the demand for our products may be more varied and difficult to ascertain in a timely and efficient manner.

Additional factors that could cause our results to fluctuate include, among other things:

•	our ability to retain, recruit and hire key executives, technical personnel and other employees in the positions and numbers, and with the experience and capabilities that we need;

•	fluctuations in demand, sales cycles, product mix and prices for our products;

5.

•

the timing of our product introductions, and the variability in lead time between the time when a customer begins to design in one of our products and the time when the customer’s end system goes into production and they begin purchasing our products;

•	the forecasting, scheduling, rescheduling or cancellation of orders by our customers;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs, manufacturing yields and product quality and reliability;

•	the timing and availability of adequate manufacturing capacity from our manufacturing suppliers;

•	the timing of announcements by our competitors or us;

•	future accounting pronouncements and changes in accounting policies;

•	volatility in our stock price, which may lead to higher stock compensation expenses;

•	general economic and political conditions in the countries where we operate or our products are sold or used; costs associated with litigation, especially related to intellectual property; and

•	productivity and growth of our sales and marketing force.

Unfavorable changes in any of the above factors, most of which are beyond our control, could significantly harm our business and results of operations.

We may not sustain our growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our net revenues increased from approximately $7.4 million in 2004 to approximately $19.4 million in 2005, $34.2 million in 2006, $54.2 million in 2007, $86.6 million in 2008, $101.2 million in 2009 and $206.5 million in 2010. We may not achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

To manage our growth successfully and to continue handling the responsibilities of being a public company, we believe we must effectively, among other things:

•

recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering, and applications engineering;

•

enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use;

•	expand our administrative, financial and operational systems, procedures and controls; and

•	add additional sales personnel and expand sales offices.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

6.

The average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our revenues and gross profits.

Average selling prices of semiconductor products in the markets we serve have historically decreased over time. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by reducing our costs, developing new or enhanced products on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could also reduce our margins.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost effective basis. A fundamental shift in technologies in any of our product markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and a loss of design wins to our competitors. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and transfer to manufacturing, assembly and test processes;

•	the quality, performance and reliability of the product; and

•	effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer. Additionally, if we concentrate resources on a new market that does not prove profitable or sustainable, our financial condition could decline.

Fluctuations in the mix of products sold may adversely affect our financial results.

Because of the wide price differences among our processors, the mix and types of performance capabilities of processors sold affect the average selling price of our products and have a substantial impact on our revenue. Generally, sales of higher performance products have higher gross margins than sales of lower performance products. We currently offer both higher and lower performance products in our NITROX, OCTEON, ECONA ARM and PureVu Video product families. During 2008 and in the first two quarters of 2009, we experienced a sales mix shift towards increased sales of lower performance, lower margin products, which negatively affected our overall gross margins. In the third and fourth quarters of 2009 compared to the first two quarters of 2009, the product mix moved towards higher performance and higher margin products and had been about the same level throughout 2010. If the sales mix shifts back to lower performance, lower margin products, our overall gross margins will be negatively affected. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

7.

The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows

The semiconductor industry has historically exhibited cyclical behavior, which at various times has included significant downturns in customer demand, including in late 2008 through 2009. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenues. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. If this happens in the future, we may not be able to produce sufficient quantities of our products to meet the increased demand. We may also have difficulty in obtaining sufficient wafer, assembly and test resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, may adversely affect our ability to generate revenue and could negatively impact our operating results.

The communications industry has, in the past, experienced pronounced downturns, and these cycles may continue in the future. To respond to a downturn, many networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year, which may increase the volatility of the price of our stock.

Our products must meet exact specifications, and defects and failures may occur, which may cause customers to return or stop buying our products.

Our customers generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain defects and failures when they are first introduced or as new versions are released. If defects and failures occur in our products during the design phase or after, we could experience lost revenues, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts, diversion of management resources or damage to our reputation and brand equity, and in some cases consequential damages, any of which would harm our operating results. In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationship with our customers. We cannot assure you that we will have sufficient resources, including any available insurance, to satisfy any asserted claims.

We may have difficulty selling our products if our customers do not design our products into their systems, and the nature of the design process requires us to incur expenses prior to recognizing revenues associated with those expenses which may adversely affect our financial results.

One of our primary focuses is on winning competitive bid selection processes, known as “design wins,” to develop products for use in our customers’ products. We devote significant time and resources in working with our customers’ system designers to understand their future needs and to provide products that we believe will meet those needs and these bid selection processes can be lengthy. If a customer’s system designer initially chooses a competitor’s product, it becomes significantly more difficult for us to sell our products for use in that system because changing suppliers can involve significant cost, time, effort and risk for our customers. Thus, our failure to win a competitive bid can result in our foregoing revenues from a given customer’s product line for the life of that product. In addition, design opportunities may be infrequent or may be delayed. Our ability to compete in the future will depend, in large part, on our ability to design products to ensure compliance with our customers’ and potential customers’ specifications. We expect to invest significant time and resources and to incur significant expenses to design our products to ensure compliance with relevant specifications.

We often incur significant expenditures in the development of a new product without any assurance that our customers’ system designers will select our product for use in their applications. We often are required to anticipate which product designs will generate demand in advance of our customers expressly indicating a need for that particular design. Even if our customers’ system designers select our products, a substantial period of time will elapse before we generate revenues related to the significant expenses we have incurred.

8.

The reasons for this delay generally include the following elements of our product sales and development cycle timeline and related influences:

•	our customers usually require a comprehensive technical evaluation of our products before they incorporate them into their designs;

•

it can take from nine months to three years from the time our products are selected to commence commercial shipments; and our customers may experience changed market conditions or product development issues. The resources devoted to product development and sales and marketing may not generate material revenue for us, and from time to time, we may need to write off excess and obsolete inventory if we have produced product in anticipation of expected demand. We may spend resources on the development of products that our customers may not adopt. If we incur significant expenses and investments in inventory in the future that we are not able to recover, and we are not able to compensate for those expenses, our operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions but still hold higher cost products in inventory, our operating results would be harmed.

Additionally, even if system designers use our products in their systems, we cannot assure you that these systems will be commercially successful or that we will receive significant revenue from the sales of processors for those systems. As a result, we may be unable to accurately forecast the volume and timing of our orders and revenues associated with any new product introductions.

If customers do not believe our products solve a critical need, our revenues will decline.

Our products are used in networking and security equipment including routers, switches, UTM appliances, intelligent switches, application-aware gateways, triple-play gateways, WLAN and 3G access and aggregation devices, storage networking equipment, servers, intelligent network interface cards, IP surveillance systems, wireless HDMI cable replacement systems, video conferencing systems and connected home and office equipment.

In order to meet our growth and strategic objectives, providers of networking equipment must continue to incorporate our products into their systems and the demands for their systems must grow as well. Our future depends in large part on factors outside our control, and the sale of next-generation networks may not meet our revenue growth and strategic objectives.

Because a significant portion of our software and licenses revenues is derived from subscription-based software licenses, we are dependent upon the ability of our customers to develop and penetrate new markets successfully, and to develop new products for existing markets.

Our subscription-based license revenues depend both upon our ability to successfully negotiate such license agreements with our customers and, in turn, upon our customers’ successful commercialization of their underlying products. As our open source business grows, we may not be able to rely on receiving per unit fees from our customers. For our open source business, we may instead need to rely on other fees to compensate for the subscription-based license fees that we have traditionally received for our proprietary products. Also, we derive significant revenues from customers that develop products in highly competitive and technologically complex markets such as the internet infrastructure, server and storage, digital consumer, aerospace and defense, industrial control, medical equipment, gaming, office automation and automotive markets. If these customers sell fewer products or otherwise face significant economic difficulties, particularly in the current global economic recession, our revenues may decline.

In the event we terminate one of our distributor arrangements, it could lead to a loss of revenues and possible product returns.

A portion of our sales is made through third-party distribution agreements. Termination of a distributor relationship, either by us or by the distributor, could result in a temporary or permanent loss of revenues, until a replacement distributor can be established to service the affected end-user customers. We may not be successful in finding suitable alternative distributors on satisfactory terms or at all and this could adversely affect our ability to sell in certain locations or to certain end-user customers. Additionally, if we terminate our relationship with a distributor, we may be obligated to repurchase unsold products. We record a reserve for estimated returns and price credits. If actual returns and credits exceed our estimates, our operating results could be harmed. Our arrangements with our distributors typically also include price protection provisions if we reduce our list prices.

9.

We rely on our ecosystem partners to enhance our product offerings and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We have developed relationships with third parties, which we refer to as ecosystem partners, which provide operating systems, tool support, reference designs and other services designed for specific uses with our SoCs. We believe that these relationships enhance our customers’ ability to get their products to market quickly. If we are unable to continue to develop or maintain these relationships, we might not be able to enhance our customers’ ability to commercialize their products in a timely fashion and our ability to remain competitive would be harmed.

The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical, management or sales and marketing talent could impair our ability to grow our business.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled managerial, engineering, sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of and harm our ability to sell our products. We believe that our future success is highly dependent on the contributions of Syed Ali, our co-founder, President and Chief Executive Officer, and others. None of our employees have fixed-term employment contracts; they are all at-will employees. The loss of the services of Mr. Ali, other executive officers or certain other key personnel could materially and adversely affect our business, financial condition and results of operations. For instance, if any of these individuals were to leave our company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for and while any such successor is integrated into our business and operations.

There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacturing, marketing and sales of integrated circuits. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacture of multi-core networking processors, and competition for these engineers is intense. Our key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting, retaining and motivating sufficient numbers of technical personnel to support our anticipated growth.

To date, we have relied primarily on our direct marketing and sales force to drive new customer design wins and to sell our products. Because we are looking to expand our customer base and grow our sales to existing customers, we will need to hire additional qualified sales personnel in the near term and beyond if we are to achieve revenue growth. The competition for qualified marketing and sales personnel in our industry, and particularly in Silicon Valley, is very intense. If we are unable to hire, train, deploy and manage qualified sales personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenues will be adversely affected. Further, if we are unable to integrate and retain personnel acquired through our various acquisitions, we may not be able to fully capitalize on such acquisitions.

In addition, we rely on stock-based awards as one means for recruiting, motivating and retaining highly skilled talent. If the value of such stock awards does not appreciate as measured by the performance of the price of our common stock or if our share-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain, and motivate employees could be weakened, which could harm our results of operations. The decline in the trading price of our common stock would result in the exercise price of a portion of our outstanding options to exceed the current trading price of our common stock, reducing the effectiveness of these stock-based awards. Consequently, we may not continue to successfully attract and retain key personnel which would harm our business.

10.

We have a limited operating history, and we may have difficulty accurately predicting our future revenues for the purpose of appropriately budgeting and adjusting our expenses.

We were established in 2000. Since we have had only eight quarters of operating profitability, we do not have an extended history from which to predict and manage profitability. Our limited operating experience, a dynamic and rapidly evolving market in which we sell our products, our dependence on a limited number of customers, as well as numerous other factors beyond our control, including general market conditions, impede our ability to forecast quarterly and annual revenues accurately. As a result, we could experience budgeting and cash flow management problems, unexpected fluctuations in our results of operations and other difficulties, any of which could make it difficult for us to attain and maintain profitability and could increase the volatility of the market price of our common stock.

Some of our operations and a significant portion of our customers and contract manufacturers are located outside of the United States, which subjects us to additional risks, including increased complexity and costs of managing international operations and geopolitical instability.

We have international sales offices and research and development facilities and we conduct, and expect to continue to conduct, a significant amount of our business with companies that are located outside the United States, particularly in Asia and Europe. Even customers of ours that are based in the United States often use contract manufacturers based in Asia to manufacture their systems, and it is the contract manufacturers that purchase products directly from us. As a result of our international focus, we face numerous challenges, including:

•	increased complexity and costs of managing international operations;

•	longer and more difficult collection of receivables;

•	difficulties in enforcing contracts generally;

•	geopolitical and economic instability and military conflicts;

•	limited protection of our intellectual property and other assets;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	travel restrictions;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

•	foreign currency exchange fluctuations relating to our international operating activities;

•	transportation delays and limited local infrastructure and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;

•	difficulties in staffing international operations;

•	heightened risk of terrorism;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor issues;

•	regional health issues and natural disasters; and

•	work stoppages.

11.

We outsource our wafer fabrication, assembly, testing, warehousing and shipping operations to third parties, and rely on these parties to produce and deliver our products according to requested demands in specification, quantity, cost and time.

We rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly, testing, warehousing and shipping. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We do not have any long-term supply agreements with our manufacturing suppliers. Any problems with our manufacturing supply chain could adversely impact our ability to ship our products to our customers on time and in the quantity required, which in turn could cause an unanticipated decline in our sales and possibly damage our customer relationships. For example, as a result of the recent earthquake and tsunami in Japan, we may experience shortages of certain materials used in the manufacture, assembly and testing of our products. While we do not expect this disaster to impact our supply chain in the short-term, we are still assessing the long-term impact to our supply chain. We are also in the process of qualifying alternate source vendors for certain materials, although such alternate supplies may not be available on terms acceptable to us. Any disruption in our supply chain as a result of this disaster could impact our ability to deliver our products in the quantities and time required by our customers and would adversely affect our results of operations

The fabrication of integrated circuits is a complex and technically demanding process. Our foundries could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundries, or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Our products are manufactured at a limited number of locations. If we experience manufacturing problems at a particular location, we would be required to transfer manufacturing to a backup location or supplier. Converting or transferring manufacturing from a primary location or supplier to a backup fabrication facility could be expensive and could take one to two quarters. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that can be modified to the required product specifications. We do not seek to maintain sufficient inventory to address a lengthy transition period because we believe it is uneconomical to keep more than minimal inventory on hand. As a result, we may not be able to meet customer needs during such a transition, which could delay shipments, cause a production delay or stoppage for our customers, result in a decline in our sales and damage our customer relationships. In addition, we have no long-term supply contracts with the foundries that we work with. Availability of foundry capacity has in the recent past been reduced due to strong demand. The ability of each foundry to provide us with semiconductor devices is limited by its available capacity and existing obligations. Foundry capacity may not be available when we need it or at reasonable prices which could cause us to be unable to meet customer needs, delay shipments, because a production delay or stoppage for our customers, result in a decline in our sales and harm our financial results.

In addition, a significant portion of our sales are to customers that practice just-in-time order management from their suppliers, which gives us a very limited amount of time in which to process and complete these orders. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships and damage our reputation in the marketplace, any of which could harm our business, results of operations and financial condition.

Any increase in the manufacturing cost of our products could reduce our gross margins and operating profit.

The semiconductor business exhibits ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. We do not have any long-term supply agreements with our manufacturing suppliers and we typically negotiate pricing on a purchase order by purchase order basis. Consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers.

12.

Some of our competitors may be better financed than we are, may have long-term agreements with our main foundries and may induce our foundries to reallocate capacity to those customers. This reallocation could impair our ability to secure the supply of components that we need. Although we use several independent foundries to manufacture substantially all of our semiconductor products, most of our components are not manufactured at more than one foundry at any given time, and our products typically are designed to be manufactured in a specific process at only one of these foundries. Accordingly, if one of our foundries is unable to provide us with components as needed, we could experience significant delays in securing sufficient supplies of those components. We cannot assure you that any of our existing or new foundries will be able to produce integrated circuits with acceptable manufacturing yields, or that our foundries will be able to deliver enough semiconductor devices to us on a timely basis, or at reasonable prices. These and other related factors could impair our ability to meet our customers’ needs and have a material and adverse effect on our operating results.

In order to secure sufficient foundry capacity when demand is high and mitigate the risks described in the foregoing paragraph, we may enter into various arrangements with suppliers that could be costly and harm our operating results, such as nonrefundable deposits with or loans to foundries in exchange for capacity commitments and contracts that commit us to purchase specified quantities of integrated circuits over extended periods. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our independent registered public accounting firm to evaluate and assess the effectiveness of our internal control over financial reporting. These Sarbanes-Oxley Act requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. In the future, we may discover areas of our internal controls that need improvement. If our independent registered public accounting firm or we discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our rapid growth in recent years and our possible future expansion through acquisitions, present challenges to maintain the internal control and disclosure control standards applicable to public companies. If we fail to maintain effective internal controls, we could be subject to regulatory scrutiny and sanctions and investors could lose confidence in the accuracy and completeness of our financial reports.

Our acquisition strategy may result in unanticipated accounting charges or otherwise adversely affect our results of operations, and result in difficulties in assimilating and integrating the operations, personnel, technologies and products of acquired companies or businesses, or be dilutive to existing shareholders.

In May 2008, we acquired certain assets of Parallogic Corporation; in August 2008, we acquired substantially all of the assets and assumed certain liabilities of Star Semiconductor Corporation; in December 2008, we acquired W&W Communications, Inc.; in December 2009, we acquired MontaVista Software, Inc.; in October 2010, we acquired substantially all of the assets of Celestial Systems, Inc.; in January 2011, we acquired substantially all of the assets of Wavesat Inc.; and in March 2011, we acquired substantially all of the assets and assumed certain liabilities of Celestial Semiconductor, Ltd. We expect that we will in the future continue to acquire companies or assets of companies that we believe to be complementary to our business, including for the purpose of expanding our new product design capacity, introducing new design, market or application skills or enhancing and expanding our existing product lines. In connection with any such future acquisitions, we may need to use a significant portion of our available cash, issue additional equity securities that would dilute current stockholders’ percentage ownership and incur substantial debt or contingent liabilities. Such actions could adversely impact our operating results and the market price of our common stock. In addition, difficulties may occur in assimilating and integrating the operations, personnel, technologies, and products of acquired companies or businesses. In addition, key personnel of an acquired company may decide not to work for us. Moreover, to the extent we acquire a company with existing products; those products may have lower gross margins than our customary products, which could adversely affect our gross margin and operating results. If an acquired company also has inventory that we assume, we will be required to write up the carrying value of that inventory to fair value. When that inventory is sold, the gross margins for those products are reduced and our gross margins for that period are negatively affected. Furthermore, the purchase price of any acquired businesses may exceed the current fair values of the net tangible assets of such acquired businesses. As a result, we would be required to record material amounts of goodwill, and acquired in-process research and development charges and other intangible assets, which could result in significant impairment and acquired in-process research and development charges and amortization expense in future periods. These charges, in addition to the results of operations of such acquired businesses and potential restructuring costs associated with an acquisition, could have a material adverse effect on our business, financial condition and results of operations. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results.

13.

We rely on third-party technologies for the development of our products and our inability to use such technologies in the future would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into our products, such as wafer fabrication and assembly and test technologies used by our contract manufacturers, as well as licensed MIPS and ARM architecture technologies. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

Our failure to protect our intellectual property rights adequately could impair our ability to compete effectively or to defend ourselves from litigation, which could harm our business, financial condition and results of operations.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and nondisclosure agreements and other methods, to protect our proprietary technologies and know-how. We have been issued 29 patents in the United States and 6 patents in foreign countries and have an additional 35 patent applications pending in the United States and 31 patent applications pending in foreign countries as of March 31, 2011. Even if the pending patent applications are granted, the rights granted to us may not be meaningful or provide us with any commercial advantage. For example, these patents could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Our foreign patent protection is generally not as comprehensive as our U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Monitoring unauthorized use of our intellectual property is difficult and costly. Although we are not aware of any unauthorized use of our intellectual property in the past, it is possible that unauthorized use of our intellectual property may have occurred or may occur without our knowledge. We cannot assure you that the steps we have taken will prevent unauthorized use of our intellectual property.

Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations, and could harm our business, results of operations and financial condition. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us.

14.

Our open source business could be seriously harmed by the outcome of lawsuits challenging the use and distribution of Linux-based software products.

We rely on Linux system software as the basis of our software products. Several lawsuits have been filed challenging the right to use and/or distribute Linux system software and software applications based on Linux. Although we are not a party to or directly involved in any of the lawsuits relating to Linux, we expect that further lawsuits could be filed against Linux in the future which would challenge the use and distribution of our Linux-based software products. It is impossible to estimate or anticipate all of the financial or other impacts the results of these litigation matters could have on our business. Success by a plaintiff in one or more of these lawsuits could have a material adverse effect on our open source business.

Legal uncertainty surrounding the use and distribution of open source software may cause the market for Linux-based products to disappear, fail to further develop or fail to develop at a rate sufficient to sustain our business.

The majority of our open source software products are licensed from third parties under the GNU General Public License (the “GPL”), and similar open source licenses. There remains some significant confusion among our customers about the scope of their obligations and rights with respect to using and distributing Linux-based products. One element of this confusion is whether the GPL and other open source licenses require customers to (i) make all of the source code for their products available to the public, and/or (ii) license all of the code underlying such products under an open source license. There is little or no legal precedent for interpreting the terms of the GPL and similar open source licenses, including the determination of which types of programs or products would be considered derived works and thus potentially subject to the terms of such open source licenses. If this confusion remains, increases or is prolonged by litigation, the market for Linux-based products may disappear, fail to further develop or fail to develop at a rate sufficient to sustain our open source business.

Our open source business depends on Linux developers to continue to improve Linux and Linux-based applications that are incorporated into our open source products.

Our ability to release major upgrades of MontaVista Linux is largely dependent upon the release of new versions of the Linux kernel. The Linux kernel is the heart of the Linux system software. Linus Torvalds and a small group of engineers are primarily responsible for the development, evolution and maintenance of the Linux kernel. In addition, other individuals and small groups of developers are largely responsible for Linux programs tailored to specific tasks or computer architectures. If Mr. Torvalds or other key developers fail to further develop the Linux kernel or other programs on which we rely, we will have to either develop them ourselves or rely on another party for development. This development effort could be costly and time consuming, and could delay or entirely prevent our open source product release and upgrade schedule.

We may be unsuccessful in marketing our open source products because we encounter widespread negative perceptions about Linux and open source software in general.

Some people still falsely believe that anyone who writes a software program that runs on Linux will necessarily have to publicly disclose the source code for that software. If a potential customer believes their source code will need to be made public if they use our open source product, they may be less likely to purchase our open source product. We devote substantial time and attention helping potential customers understand the legal implications of using our open source products, including that fact that in most instances, applications developed to run on Linux may be distributed under a proprietary license. In many cases, we are required to address these issues at different levels across an organization (such as at the engineering, managerial and executive levels), which can be very time consuming. We are sometimes unsuccessful at convincing a potential customer that using Linux-based system software will not have negative consequences for that customer. Furthermore, many potential customers believe that they should not be required to pay for our open source products, since our open-source products are based on open source (also sometimes called “free”) software. They believe that open source products are all publicly available at no charge. There is also the misconception that distributors of Linux software cannot offer warranties or indemnifications with respect to Linux software. Each of these customer fears or misperceptions could cause us to lose potential orders or cause our customers to delay purchase decisions, which could significantly lengthen our sales cycle. These misperceptions could cause the market for Linux-based products to disappear, fail to further develop, or fail to develop at a rate sufficient to sustain our open source business.

15.

Our open source software may contain errors or defects that could delay introduction of new products, result in costly remedial expenditures or cause disputes with customers.

Most of the open source software that we sell and distribute is developed by third parties with whom we have no business relationship, including thousands of individual software programmers. In order to successfully release our open source products, we must assemble and test software developed by thousands of disparate sources. Despite our efforts, errors have been and may continue to be found in our open source products. If errors are discovered, we may not be able to successfully correct them in a timely manner or at all. Errors and failures in our open source products could result in a loss of, or delay in, market acceptance of our open-source products and could damage our reputation and our ability to convince commercial users of the benefits of Linux-based systems software and other open source software products. In addition, we may need to make significant expenditures of capital resources in order to reduce errors and failures.

We face intense competition related to our open source products, and expect competition to increase in the future, which could reduce our open source-related revenue and customer base.

The market for Linux-based systems software is highly competitive, and we expect competition to intensify in the future. We consider the primary competitors for our MontaVista software products to be Wind River Systems, Inc., a subsidiary of Intel Corporation and, to a lesser extent, Canonical Programming, inc. and Mentor Graphics Corporation. In addition, potential customers for our open source products may believe that they can build their own open source product cheaper or more efficiently than purchasing our products.

In addition to competitors in the business of distributing a commercial Linux-based operating system, we face competition from certain hardware companies who offer Linux-based operating systems and related software components at little or no charge. We also face competition from Linux-based software distributions provided by new and emerging consortiums and software stacks such as Meego, Linaro, Moblin and Android. And because, apart from such hardware vendors and consortiums, there is a large Linux code base generally available at no charge, certain customers or potential customers have made, and will continue to make, efforts to develop their own Linux-based operating system without purchasing or otherwise obtaining it from a third-party vendor. To the extent that the quality and availability of non-commercial Linux-based operating system software continues to improve, it could have a material adverse effect on our ability to sell open source software.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We expect that in the future we may receive communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•

lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others; incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

16.

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any significant impairment of our intellectual property rights from any litigation we face could harm our business and our ability to compete.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger technical support and indemnification obligations in some of our licenses or customer agreements. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with our customers and cause the sale of our products to decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial conditions.

Our third-party contractors are concentrated primarily in Asia, an area subject to earthquake and other risks. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of our products.

Substantially all of our products are manufactured by third-party contractors located in Taiwan and to a lesser extent manufactured by third party contractors located in Japan, China, Malaysia and Korea. The risk of an earthquake in any of those countries or elsewhere in Asia is significant due to the proximity of major earthquake fault lines to the facilities of our foundries and assembly and test subcontractors. For example, several major earthquakes have occurred in Taiwan and Japan since our incorporation in 2000, the most recent being the major earthquake and tsunami that occurred in March 2011 in Japan. Some of our third-party contractors suffered significant damage as a result of this most recent earthquake and our supply chain may be impacted, which could have an adverse effect on our results of operations. The occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third-party vendor. We may not be able to obtain alternate capacity on favorable terms, if at all.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

In order to remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify our designs to work with the manufacturing processes of our foundries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to new process technologies to reduce cost and improve performance. We may face difficulties, delays and expenses as we continue to transition our products to new processes. We are dependent on our relationships with our foundry contractors to transition to new processes successfully. We cannot assure you that the foundries that we use will be able to effectively manage the transition or that we will be able to maintain our existing foundry relationships or develop new ones. If any of our foundry contractors or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis.

Our investment portfolio may become impaired by further deterioration of the capital markets.

Our cash equivalents at December 31, 2010 consisted primarily of an investment in a money market fund, which is invested primarily in United States treasury securities, bonds of government agencies, and corporate bonds. We follow an established investment policy and set of guidelines to monitor, manage and limit our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes.

17.

As a result of current adverse financial market conditions, investments in some financial instruments, such as structured investment vehicles, sub-prime mortgage-backed securities and collateralized debt obligations, may pose risks arising from liquidity and credit concerns. As of December 31, 2010, we had no direct holdings in these categories of investments and our indirect exposure to these financial instruments through our holdings in money market instruments was immaterial. As of December 31, 2010, we had no impairment charge associated with our cash equivalents relating to such adverse financial market conditions. Although we believe our current investment portfolio has very little risk of impairment, we cannot predict future market conditions or market liquidity and can provide no assurance that our investment portfolio will remain unimpaired.

We may need to raise additional capital, which might not be available or which, if available, may be on terms that are not favorable to use.

We believe our existing cash and cash equivalent balances and cash expected to be generated from our operations will be sufficient to meet our working capital, capital expenditures and other needs for at least the next 12 months. In the future, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities to raise additional funds, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business, operating results and financial condition.

We may incur impairments to goodwill or long-lived assets.

We review our long-lived assets, including goodwill and other intangible assets, for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

Significant negative industry or economic trends, including a significant decline in the market price of our common stock, reduced estimates of future cash flows for our reporting units or disruptions to our business could lead to an impairment charge of our long-lived assets, including goodwill and other intangible assets.

Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. We operate in highly competitive environments and projections of future operating results and cash flows may vary significantly from results. Additionally, if our analysis results in impairment to our goodwill, we may be required to record a charge to earnings in our financial statements during a period in which such impairment is determined to exist, which may negatively impact our results of operations.

The complexity of accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could materially affect our financial results for a given period.

Although we use standardized agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly in multi-element license and services transactions. As we increase our transactions to more complex multi-element transactions, negotiation of mutually acceptable terms and conditions may require us to defer recognition of revenue on such licenses. We believe that we are in compliance with the guidance as provided under multiple element arrangements; however, bigger and more complex, multi-element transactions may require additional accounting analysis to account for them accurately. Errors in such analysis in any period could lead to unanticipated changes in our revenue accounting practices and may affect the timing of revenue recognition, which could adversely affect our financial results. If we later discover that we have interpreted and applied revenue recognition rules differently than prescribed by generally accepted accounting principles in the U.S., we could be required to devote significant management resources, and incur the expense associated with an audit, restatement or other examination of our financial statements.

18.

Our future effective tax rates could be affected by the allocation of our income among different geographic regions, which could affect our future operating results, financial condition and cash flows.

As a global company, we are subject to taxation in the United States and various other countries and states. Significant judgment is required to determine and estimate worldwide tax liabilities. We may further expand our international operations and staff to better support our international markets. As a result, we anticipate that our consolidated pre-tax income will be subject to foreign tax at relatively lower tax rates when compared to the United States federal statutory tax rate and, as a consequence, our effective income tax rate is expected to be lower than the United States federal statutory rate. Our future effective income tax rates could be adversely affected if tax authorities challenge our international tax structure or if the relative mix of United States and international income changes for any reason, or US tax laws were to change in the future. Accordingly, there can be no assurance that our income tax rate will be less than the United States federal statutory rate.

Any significant change in our future effective tax rates could adversely impact our consolidated financial position, results of operations and cash flows. Our future effective tax rates may be adversely affected by a number of factors including:

•	changes in tax laws in the countries in which we operate or the interpretation of such laws;

•	increase in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with the acquisitions;

•	changes in share based compensation expense

•	changes in generally accepted accounting principles; and

•	our ability to use tax attributes such as research and development tax credits and net operating losses of acquired companies to the fullest extent.

Changes in valuation allowance of deferred tax assets may affect our future operating results

We record a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. On a periodic basis we evaluate our deferred tax asset balance for realizability. To the extent we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we will increase the valuation allowance against the deferred tax assets. Realization of our deferred tax assets is dependent primarily upon future taxable income in related tax jurisdictions.

As of December 31, 2010, we assessed that it is more-likely-than-not that we will realize our federal deferred tax assets based on positive evidence of our history of profits and projections of future income. Accordingly, we only applied a valuation allowance on the state deferred tax assets. In the event future income by jurisdiction is less than what is currently projected, we may be required to record a valuation allowance to these deferred tax assets in jurisdictions where realization of such assets are no longer more-likely-than-not. This would have adverse impact in our operating results.

19.

Risks Related to our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

The trading prices of the securities of technology companies have been highly volatile. Further, our common stock has a limited trading history. Since our initial public offering in May 2007 through December 31, 2010, our stock price has fluctuated from a low of $7.61 to a high of $39.56. We cannot predict the extent to which the trading market will continue to develop or how liquid the market may become. The trading price of our common stock is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;

•	general economic conditions and slow or negative growth of related markets;

•	announcements by us or our competitors of design wins, acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of, or our involvement in, litigation;

•	disruption to our operations;

•	the emergence of new sales channels in which we are unable to compete effectively;

•	any major change in our board of directors or management;

•	changes in financial estimates including our ability to meet our future revenue and operating profit or loss projections;

•	changes in governmental regulations; and

•	changes in earnings estimates or recommendations by securities analysts.

Furthermore, the stock market in general, and the market for semiconductor and other technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use options to purchase our common stock to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. As of June 8, 2011, we had 48,557,765 shares of common stock outstanding, all of which shares were eligible for sale in the public market, subject in some cases to the volume limitations and manner of sale requirements under Rule 144.

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In addition, we have filed registration statements on Form S-8 under the Securities Act of 1933, as amended, to register the shares of our common stock reserved for issuance under our stock option plans, and intend to file additional registration statements on Form S-8 to register the shares automatically added each year to the share reserves under these plans.

Pursuant to the terms of a Registration Rights Agreement dated December 14, 2009 we entered into, we have filed a registration statement under the Securities Act, registering the resale of the 1,467,612 shares of common stock we issued to pursuant to the Agreement and Plan of Merger and Reorganization, dated November 6, 2009, among Cavium Networks, MV Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Cavium Networks, Mantra, LLC, a Delaware limited liability company and wholly owned subsidiary of Cavium Networks, MontaVista Software, Inc., a Delaware corporation and with respect to sections 9 and 10.1 of the Merger Agreement, Thomas Kelly as the MontaVista stockholders’ agent.

We have filed this registration statement, of which this prospectus is a part, under the Securities Act, pursuant to the terms of a Shareholders Agreement we entered into with the selling securityholders dated March 4, 2011. We are registering the resale of the 806,265 shares of common stock acquired by the selling securityholders in connection with that Shareholders Agreement and the transaction pursuant to that certain Asset Purchase Agreement, dated January 31, 2011, by and among Cavium Networks, Cavium Networks Singapore Pte. Ltd., a company organized under the laws of Singapore and Celestial Semiconductor, Ltd., a Cayman Islands company.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•

the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock;

•	the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•

the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the inability of stockholders to take action by written consent in lieu of a meeting; and

•	the required approval of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

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In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price being lower than they would without these provisions.

INFORMATION REGARDING FORWARD-LO OKING STATEMENTS

This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “could,” “will,” or the negative of these terms or other comparable terminology. These forward-looking statements may also use different phrases. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and in our most recent quarterly report on Form 10-Q subsequent to the filing of our most recent annual report on Form 10-K with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses, sales and operations;

•	our operating results;

•	our customer concentration;

•	our ability to anticipate the future needs of our customers;

•	our ability to achieve new design wins;

•	our plans for future products and enhancements of existing products;

•	our growth strategy and our growth rate;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	our intellectual property, third-party intellectual property and claims related to infringement thereof; and

•

our anticipated trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the networking industry and transitions to new process technologies.

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Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include those risks discussed under the heading “Risk Factors” and elsewhere in this prospectus. Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the date of documents incorporated by reference in this prospectus that include forward-looking statements. You should read this prospectus and the documents that we reference and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROC EEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling securityholders pursuant to this prospectus.

SELLING SECURITYHOLDERS

On March 4, 2011, we issued an aggregate of 806,265 shares of common stock pursuant to that certain Asset Purchase Agreement, dated January 31, 2011 among Cavium Networks, Inc., a Delaware corporation, Cavium Networks Singapore Pte. Ltd., a company organized under the laws of Singapore and wholly owned subsidiary of Cavium Networks, and Celestial Semiconductor, Ltd., a Cayman Islands company (the “Asset Purchase Agreement”). Pursuant to the Shareholders Agreement dated March 4, 2011 that we entered into with the selling securityholders (the “Shareholders Agreement”) related to the shares issued pursuant to the Asset Purchase Agreement, we agreed to file a registration statement, of which this prospectus is a part, with the SEC to register the disposition of the shares of our common stock we issued, and to use our commercially reasonable best efforts to keep the registration statement continuously effective until the earlier of (i) the date on which the selling securityholders are able to dispose of all of their shares in any 90 day period pursuant to Rule 144 and without the requirement to be in compliance with any current public information requirements under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

The following table sets forth:

•	the name of the selling securityholder;

•	the number of shares of our common stock owned by the selling securityholder prior to this offering;

•	the percentage (if one percent or more) of common stock owned by the selling securityholder prior to this offering;

•	the number of shares of our common stock being offered by the selling securityholder pursuant to this prospectus;

•	the number of shares of our common stock to be owned by the selling securityholder upon completion of this offering, assuming all such shares are sold;

•	the percentage (if one percent or more) of common stock owned by the selling securityholder after this offering, assuming all such shares are sold; and

•	if applicable, a description of the material relationship the selling securityholder has with us.

This table is prepared based on information supplied to us by the selling securityholders and reflects holdings as of June 8, 2011. As used in this prospectus, the term “selling securityholders” includes the selling securityholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling securityholders may offer under this prospectus. The selling securityholders may sell some, all or none of their shares.

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Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares beneficially owned prior to the offering is based on 48,557,765 shares of our common stock actually outstanding as of June 8, 2011, including the shares of our common stock issued to the selling securityholders.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Security Holder	Number	Percent		Number (1)	Percent
Pacven Walden Venture Capital
Pacven Walden Ventures Parallel V-A C.V. (2)	570	*	570	—	*
Pacven Walden Ventures Parallel V-B C.V. (2)	570	*	570	—	*
Pacven Walden Ventures V-QP Associates Fund, L.P. (2)	467	*	467	—	*
Pacven Walden Ventures V, L.P. (2)	24,804	*	24,804	—	*
Pacven Walden Venture Capital Total	26,411	*		—	*

ComVen V LLC
ComVentures V Entrepreneurs’ Fund, L.P. (3)	1,852	*	1,852	—	*
ComVentures V, L.P. (3)	452,883	*	452,883	—	*
ComVentures V-B CEO Fund, L.P. (3)	28,078	*	28,078	—	*
ComVen V LLC Total	482,813	*		—	*

Fu-Jing Trust U/A dated November 23, 1999 (4)	230,001	*	230,001	—	*
Celestial Semiconductor, Ltd. (5)	51,919	*	51,919	—	*
Cees Jan Koomen	881	*	881	—	*
Raymond Leung	881	*	881	—	*
Venture Lending & Leasing IV, LLC (6)	13,359	*	13,359	—	*

*	Represents less than 1%.
(1)	Assumes all shares offered hereby are sold by the selling stockholders
(2)	The general partner of Pacven Walden Ventures V, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures V-B C.V., and Pacven Walden Ventures V-QP Associates Fund, L.P. (collectively referred to as “Pacven V and its affiliated funds”) is Pacven Walden Management V, Co., Ltd. Mr. Lip-Bu Tan is the sole director and a member of the investment committee of Pacven Walden Management V Co., Ltd. and shares voting and investment power with respect to the shares held by Pacven V and its affiliated funds with other members of the investment committee, i.e., Andrew Kau, Mary Coleman, Brian Chiang, and Hock Voon Loo. Each member of the investment committee of Pacven Walden Management V Co., Ltd. disclaims beneficial ownership of the preferred shares owned by Pacven Walden V and its affiliated funds except to the extent of his or her pecuniary interests therein.
(3)	ComVen V, LLC is the general partner of ComVentures V Entrepreneurs’ Fund, L.P., ComVentures V, L.P., and ComVentures V-B CEO Fund, L.P. (collectively the “ComVentures Entities”). David Scott Britts is the managing member of ComVen V, LLC and holds voting and investment power with respect to the shares held by the ComVentures Entities.
(4)	Daniel Fu and Lin Jing are the trustees and beneficial owners of the shares held in the Fu-Jing Trust U/A dated November 23, 1999 (the “Fu-Jing Trust”). 182,001 of the shares are held directly by the Fu-Jing Trust and 48,000 are held by Embassy & Co., the nominee name of US Bank National Association, pursuant to an escrow agreement among Daniel Fu, US Bank National Association and the Company, dated April 8, 2011. Mr. Fu has entered into an employment agreement with Cavium Networks, Inc., and his employment with Cavium commenced on June 1, 2011.
(5)	Daniel Fu holds voting and investment power with respect to the share held by Celestial Semiconductor, Ltd. Mr. Fu has entered into an employment agreement with Cavium Networks, Inc., and his employment with Cavium commenced on June 1, 2011.
(6)	Martin Eng holds voting and investment power with respect to the shares held by Venture Lending and Leasing IV, LLC.

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PLAN OF DISTRIBUTION

We are registering shares of common stock held by the selling securityholders to permit the resale of these shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling securityholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on The NASDAQ Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440-1.

In connection with the sale of the common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions it assumes. The selling securityholders may also sell shares of the common stock short and deliver these securities to close out its short positions or to return borrowed shares in connection with such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling securityholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Commission.

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The selling securityholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any selling securityholder who is an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The selling securityholders have informed us they are not a registered broker-dealer and do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, and the selling securityholders may be entitled to contribution. We may be indemnified by the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling securityholders specifically for use in this prospectus, or we may be entitled to contribution.

The selling securityholders will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder unless an exemption therefrom is available.

The selling securityholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling securityholders.

We agreed to use our commercially reasonable best efforts to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling securityholders without registration and without regard to any volume restrictions by reason of under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of Common Stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

There can be no assurance that the selling securityholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

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LEGAL MATTERS

The validity of the securities being offered hereby has been passed upon by Cooley LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Cavium Networks, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheets of Celestial Semiconductors, Ltd. as of March 31, 2009 and 2010, and December 31, 2010, and the related consolidated statements of operations, deficit and comprehensive income (loss), and cash flows for the years ended March 31, 2009 and 2010, and for the nine-month period ended December 31, 2010, have been incorporated by reference herein in reliance upon the report of KPMG Huazhen, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that Celestial Semiconductor, Ltd. has suffered losses from operations and is in a net deficit position that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The consolidated financial statements of Wavesat Inc. as of December 31, 2010 and 2009 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering those consolidated financial statements contains a going concern emphasis of matter paragraph that states that the existence of material uncertainties raise substantial doubt about Wavesat Inc.’s ability to continue as a going concern, and a subsequent event emphasis of matter paragraph that states that events and transactions have occurred subsequent to year-end, such as: obtaining creditor protection from the Court on January 20, 2011; selling most of Wavesat Inc.’s property and equipment and intangible assets on January 25, 2011; laying off a substantial number of its employees on March 3, 2011 with the remaining employees hired by the same company that acquired the property and equipment; following the expiration of the extended stay period, the Court assigned Wavesat Inc. into bankruptcy on April 2, 2011. The Monitor was directed by the Court to call a meeting of all creditors on April 21, 2011 and to orderly liquidate the remaining assets of Wavesat Inc. The impact of these events on Wavesat Inc. could be severe.

The consolidated financial statements of MontaVista Software, Inc. as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 incorporated by reference in this prospectus by reference to the Current Report on Form 8-K/A filed with the SEC on January 8, 2010 have been so incorporated in reliance on the report of BDO Seidman, LLP, independent auditors, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The financial statements of W&W Communications, Inc. incorporated in this prospectus by reference to the Current Report on Form 8-K/A filed with the SEC on March 5, 2009, have been audited by Armanino McKenna LLP, independent auditors, as stated in their report which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE IN FORMATION

We file electronically with the SEC our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (650) 623-7000. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1- 202-551-8090 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Cavium Networks. The SEC’s Internet site can be found at http://www.sec.gov .

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INFORMATION INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus but before the end of any offering made under this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements. The SEC file number for the documents incorporated by reference in this prospectus is 001-33435. We incorporate by reference the following information that has been filed with the SEC:

•	our current report on Form 8-K/A filed with the SEC on October 17, 2008;

•	our current report on Form 8-K/A filed with the SEC on March 5, 2009;

•	our current report on Form 8-K/A filed with the SEC on January 8, 2010;

•	our annual report on Form 10-K for the year ended December 31, 2010 filed with the SEC on February 28, 2011 (“2010 Form 10-K”);

•	our current report on Form 8-K filed with the SEC on January 31, 2011;

•	our current report on Form 8-K/A filed with the SEC on February 3, 2011;

•	our current report on Form 8-K filed with the SEC on March 9, 2011;

•	our current report on Form 8-K filed with the SEC on March 21, 2011;

•	our current report on Form 8-K filed with the SEC on April 5, 2011;

•	our current reports on Form 8-K/A filed with the SEC on April 8, 2011;

•	the information specifically incorporated by reference into our 2010 Form 10-K from our definitive proxy statement on Schedule 14A, filed with the SEC on April 21, 2011;

•	our current report on Form 8-K filed with the SEC on April 28, 2011;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2011 filed with the SEC on May 6, 2011;

•	the supplement to our 2011 definitive proxy statement on Schedule 14A, filed with the SEC on May 20, 2011;

•	our current report on Form 8-K filed with the SEC on June 6, 2011; and

•	the description of the common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 27, 2007 under the Exchange Act.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Cavium Networks, Inc., 805 Middlefield Road, Mountain View, California 94043, telephone: (650) 623-7000.

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